February 13, 2009

Mail Stop 4561

By U.S. Mail and facsimile to (787) 759-8900

Mr. Jorge A. Junquera
Senior Executive Vice President and
Chief Financial Officer
Popular, Inc.
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

Re: Popular Inc.
         Form 10-K for Fiscal Year Ended December 31, 2007
         Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
         September 30, 2008
         File No. 0-13818

Dear Mr. Junquera:

        We have reviewed your response letter dated January 16, 2009 and have the following comments. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Financial Statements for the three-year period ended December 31, 2007

Exhibit 13.1, The Corporation's Annual Report to Shareholders for the year ended December 31, 2007

Financial Statements for the three-year period ended December 31, 2007

Note 23, Retained interests on transfers of financial assets, page 115

1.   The staff has reviewed your responses regarding the recharacterization of certain of your on-balance sheet securitizations as sales under SFAS 140 in your letters dated August 4, 2008 and January 16, 2009. The staff believes that in order to qualify as a QSPE at the recharacterization date and achieve sale accounting under paragraph 9 of SFAS 140, <u>all</u> of the factors outlined in paragraph 35 must be met at the <u>recharacterization</u> date.   Thus, it would not be sufficient to simply have certain of the QSPE criteria being met at the original transfer date, and then the remaining criteria not originally being met being achieved at the recharacterization date. In this regard, we note that in your letter dated

August 4, 2008, in response to staff comment about how you considered the significant amounts of nonperforming assets including other real estate owned (OREO) in your conclusion that sale accounting could be achieved on the recharacterization date, you state that on the recharacterization date you did not transfer any nonperforming loans or OREO to the existing trust funds and thus you believed that you met the requirements of paragraphs 35(c)(5) and 41 of SFAS 140. However, in light of our view noted above, please provide us with the following information:

- Please tell us why you believe these trusts qualified as QSPEs on the recharacterization date, given the substantial amounts of nonperforming assets in the trusts at that date.

- Please specifically tell us how you considered all of the other requirements of a QSPE as of the recharacterization date.

- Please tell us whether the actual performance of the assets transferred to the trusts is consistent with initial expectations regarding the performance of the assets at the original transfer dates in 2001 through 2006. Specifically, please discuss specific expectations of the assets (separately by year of transfer if expectations varied) versus the actual performance of the assets in the trusts (separately by year of transfer if expectations varied).

2.   We refer to your response to the first bullet point of Comment 1 of our letter dated December 29, 2008 which states the Company recorded a lower-of-cost or market adjustment of $506 million, after considering the allowance for loan losses, at the time the securitized mortgage loans were reclassified to held-for-sale. In future filings please provide the following information:

- Disclose the $506 million loss on the lower-of-market adjustment as a separate line item in the income statement considering pre-tax net loss for the year ended December 31, 2007 was $123.5 million.

- Describe in a footnote how the loss was determined and its relationship to the recharacterization transaction.

- Describe the methodology used to determine the fair value of the loan portfolio on the date of reclassification that resulted in the $506 million adjustment.

3.   In your response to the third bullet point of Comment 1 of our letter dated December 29, 2008 we note your "Summary Entry #1" that reclassifies the held-to-maturity loan portfolio to held-for-sale as part of the recharacterization transaction. Please tell us and discuss in MD&A in future filings the Company's basis for recognizing a loss on reclassification equal to 16% of the held-to-maturity loan portfolio of $3.2 billion. Considering in your response the following:

- The loan loss allowance on the reclassified portfolio, in Summary Entry #1, was only $74 million or 2.3% of the carrying value of the held-to-maturity loans portfolio at the recharacterization date.

- Your statement in the response that the lower of cost or market adjustments recorded prior to the recharacterization reflects the deteriorated sub-prime conditions since the origination of the securitizations.

- Your disclosure in the "Recharacterization of Certain On-Balance Sheet Securitizations as Sales under FASB Statement No. 140" on page 10 of the Annual Report that the Company was required to record charge-offs and SFAS 5 provisions for inherent loan losses relating in these loans since the loans in these trusts continued to be assets in the consolidated financial statements prior to the loan recharacterization.

4.   In your response to the third bullet point of Comment 1 of our letter dated December 29, 2008 we note your Summary Entry #2 to account for the derecognition of the secured borrowings that resulted in the $416 million gain on completion of the recharacterization transaction. In future filings please provide the following information:

- Disclose as a separate line item in the income statement the $416 million gain on completion of the recharacterization considering pre-tax net loss for the year ended December 31, 2007 was $123.5 million.

- Describe in a footnote how the gain on completion of the recharacterization was determined considering the effects of the reclassification of the securitized loans from held-to-maturity to held-for-sale.

Form 8-K filed on January 22, 2009

5.   We note the Company recorded during the fourth quarter of 2008 a $463 million valuation allowance on the deferred tax assets related to US operations (BPNA). We also note the "Income Taxes" section of the press release dated January 22, 2009 states you recorded a full valuation allowance of $861 million on the deferred tax assets of the US operations considering the SFAS 109 "more likely than not" criteria for evaluating their realization.   Please tell us and in future filings describe the specific additional negative

events that occurred after the September 30, 2008 Form 10-Q was filed and before the fourth quarter press release was issued that prompted the full valuation of the deferred tax assets related to the BPNA operations in the fourth quarter of 2008. Consider in your response the following:

- The Company's U.S mainland operations were in a cumulative loss position for both the three-year periods ended September 30, 2008 and December 31, 2008. Refer to the "Income Taxes" section on page 102 of the September 30, 2008 Form 10-Q.

- The changes that occurred during the fourth quarter of 2008 to the expected realizability of the positive evidence described in Note 21, "Income Taxes", on page 21 of the September 30, 2008 Form 10-Q, which supported the continued recognition of a portion of the deferred tax assets for US operations. Discuss the changes to the following positive evidence described in your September 30, 2008 10-Q:

    o Forecasted cost reductions;

    o The transfer of debt to the Puerto Rico operations; and

    o The transfer of a profitable line of business to the US operations.

- Explain the methodology used to allocate $357.4 million of the allowance for deferred tax assets recorded during 2008 to the "Corporate and other" reportable unit as compared to $294.5 million to the BPNA operations. Consider in your response the following:

    o The pre-tax loss of the "Corporate and other" reportable segment for the year ended December 31, 2008 was $132 million as compared to the $410 million pre-tax loss of the BPNA segment for the same period.

    o The revenue producing nature and total assets of the BPNA reporting unit compared to those of the Corporate Group as of December 31, 2008.

    o The assets of the BPNA reporting and of the Corporate Group totaled $13.4 billion and $6.6 million, respectively as of December 31, 2007. Refer to Note 32, Segment Reporting of the financial statements in the Annual Report for 2007.

Form 8-K filed on January 27, 2009

6.   We refer to the "Deferred Tax Assets & Goodwill" section on page 11 of the financial presentation materials that states you fully wrote down the deferred tax assets related to the US operations during the third and fourth quarter of 2008 by recording valuation allowances of $360 million and $501 million, for each period respectively. We also note the Company performed impairment tests as of September 30, 2008 and December 30,

Mr. Jorge A. Junquera
Popular, Inc.
February 13, 2009
Page 5 of 6

2008 for the $606 million of goodwill mainly related to US operations and concluded no impairment losses were incurred for those fiscal periods. Please provide us with additional details regarding the goodwill impairment tests performed during these periods. As part of your response, please address the following:

- Tell us when the interim and annual goodwill impairment tests were performed and how the factors that contributed to the full valuation of the deferred tax assets for the US mainland operations were considered in concluding that no goodwill impairment losses were incurred as of each date.

- Taking into consideration recent market volatility, discuss how the Company considered any material negative events that occurred subsequent to the test dates that would trigger a goodwill impairment test if it would more than likely reduce the fair value of the BPNA reporting unit below its carrying amount. Refer to paragraph 28 of SFAS 142.

- The fourth quarter earnings press release in Form 8-K filed on January 22, 2009 shows that the US mainland operations of the BPNA reportable segment had a net loss for the year ended December 31, 2008 of $525 million or 77% of the $681 million loss from continuing operations of the consolidated operations of the Company for that period. Tell us how you considered this in your impairment analysis.

7. Please provide us with additional details regarding the impairment tests performed and address the following:

- Provide us with a list (in tabular format) of each reporting unit and identify the respective unit fair value, carrying amounts, and reporting unit goodwill;

- Identify each unit that was tested for impairment and discuss the specific technique used to determine unit fair value. In cases where a discounted cash flow technique was used, discuss the discount rates used at each testing date and assumptions about growth. In cases where the guideline company method was used, tell us the comparable companies used, and provide specific details on how you developed the specific multiples used for each. Additionally, tell us whether the multiples used were minority-based multiples or control- based multiples. If control-based multiples, please provide selected control premium. Also, to the extent the multiples used changed over time, please discuss how and why;

- Note 1, "Goodwill and other intangible assets" on page 89 of the Annual Report states the Company generally uses a combination of methods in determining the fair value of a reporting unit, including market price multiples of comparable companies and discounted cash flow analysis. Please tell us specifically how this was done for each reporting unit, and discuss whether the weighting used changed over time during

2007 and 2008. Also, if significant changes (greater than 10%) resulted between the methodologies used for each reporting unit, discuss any procedures performed to evaluate why the methodologies resulted in significant variances in fair value;

- Identify specifically which reporting units, if any, required the second step of impairment testing. Tell us the results of such testing, and include a discussion of the fair value of your loans for this purpose, and any previously unrecognized intangible assets identified;

- For those reporting units that required second step testing (as noted above), tell us whether you used a third party valuation firm to assist in the determination of fair value for your reporting units. If so, please tell us the type of report issued by the valuation firm, and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in any report obtained; and

- Tell us whether management performed any "reasonableness" test or validation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief